RECEIVED

2006 MAR 17 P 12: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011733

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 13, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (37th AGM Results) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
MAR 17 2006
THOMSON
FINANCIAL

3/17

SAMSUNG
ELECTRONICS

37th AGM Results

The 37th annual general meeting of shareholders was held on February 28, 2006, and all three AGM agendas were approved as submitted in their original forms.

▫ **Details**

1. Agenda Item No.1: approved

- Approval of Balance Sheet, Profit and Loss Statement, and Statement of Appropriation of Retained Earnings for the 37th Fiscal Year (from January 1, 2005 to December 31, 2005)

- Total assets: KRW 50,538,770 million
- Total liabilities: KRW 10,882,160 million
- Capital stock: KRW 897,514 million
- Total shareholders' equity: KRW 39,656,610 million
- Sales: KRW 57,457,670 million
- Operating profit: KRW 8,059,775 million
- Net income: KRW 7,640,213 million
- Earnings per share: KRW 49,970

- Cash Dividends:

- Year-end dividend: KRW 5,000 (common), KRW 5,050 (preferred)
- Interim dividend: KRW 500 (common), KRW 500 (preferred)
- Total payout: KRW 834,054,560,700
- Dividend rate (interim + year end): 0.9 % (common), 1.1% (preferred)

2. Agenda Item No. 2: approved

- Appointment of Independent Non-Executive Directors
  (Mr. Gwi-Ho Jung, Mr. Dong-Min Yun, Mr. Oh-Su Park)
- Appointment of Executive Directors
  (Mr. Kun-Hee Lee, Mr. Jong-Yong Yun, Mr. Yoon-Woo Lee, Mr. Doh-Seok Choi)
- Appointment of Members of Audit Committee
  (Mr. Jae-Sung Hwang, Mr. Jae-Woong Lee)

3. Agenda Item No. 3: approved

- Approval of the the Limit on the Renumeration for Directors

RECEIVED

2006 MAR 17 P 12: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 13, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Shareholding Change of a BOD Member) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG

ELECTRONICS

Shareholding Change of a BOD Member

President & CEO Doh-Seok Choi exercised his stock options on February 1, 2006, increasing his shareholdings by 20,000 shares from 13,151 to 33,151 on a common share basis (strike price of KRW 272,700 per share).

Thereafter, he sold 546 shares of Samsung Electronics stock at KRW 740,000 per share on February 3, 2006 and 19,454 shares on February 9, 2006 (at KRW 708,736) on the open market, decreasing his shareholdings from 33,151 to 13,151 on a common share basis.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 13, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in 11th Memory Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG ELECTRONICS

Investment in 11th Memory Line

On March 13, 2006, the management committee of Samsung Electronics authorized an investment in converting 8" production capacity to 12" production capacity in the Memory Line 11 to improve investment efficiency and enhance production capacity.

▫ **Details**

- Investment amount: KRW 398.6 billion
- Financing: Cash on hand
- Location: Hwasung, Kyunggi-do, Korea

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 13, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Memory Lines) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Investment in Memory Lines

On March 13, 2006, the management committee of Samsung Electronics authorized an investment in expanding and upgrading the existing Memory lines to meet the growing market demand by enhancing production capacity and to improve profitability by strengthening cost competitiveness.

▫ **Details**

- Investment amount: KRW 730.3 billion
- Financing: Cash on hand
- Location: Kiheung/ Hwasung, Kyunggi-do, Korea